October 3, 2014
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:    Mr. Larry Spirgel, Assistant Director
RE:      Portfolio Recovery Associates, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed August 6, 2014
File No. 000-50058
Ladies and Gentlemen:
            With respect to the referenced matter, Portfolio Recovery Associates, Inc. (the “Company” or “we”) hereby submits the following response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 15, 2014, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended June 30, 2014 (the “Form 10-Q”).  To facilitate your review, we have reproduced the captions and numbered comment from your comment letter in bold text in our response, which is set forth in the attachment to this letter entitled, “Portfolio Recovery Associates, Inc. Response.“

In providing this response, and in response to the Staff’s request, we hereby agree and acknowledge that:

*the Company will comply with the Commission’s comments in future filings;

*the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

*Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact us.  We are available to discuss any of our responses with you at your convenience.

Portfolio Recovery Associates, Inc.

/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer

Portfolio Recovery Associates, Inc.
Response

         Form 10-Q for the Quarter Ended June 30, 2014
7. Income Taxes, page 17

1.
We note you disclose that if unsuccessful in the United States Tax Court, payment of the assessed taxes and interest could have an adverse effect on the Company’s financial condition and be material to the Company’s results of operations. In this regard, we note that in addition to an IRS Notice of Tax Deficiency for the tax years 2005-2007, you recently received another IRS Notice of Tax Deficiency for the tax years ended 2008-2012. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response

As disclosed in our filings we have accrued the full tax liability ($228.8 million as of June 30, 2014) related to the above matter. In accordance with FASB Interpretation No. 48, we have not accrued for related interest because the Company believes it has sufficient support for the technical merits of its position and that it is more likely than not this position will ultimately be sustained. We have provided disclosures as to how we believe the potential accrued interest charges would be calculated, were we to incur such charges. However, in our next periodic filing, we will quantify the potential interest charges by providing an estimate or a range, as of the balance sheet date.